FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, November 3, 2022

FINANCIAL RESULTS FOR THE THIRD QUARTER
(Note:    All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are derived from financial statements prepared using the recognition and measurement requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), except as otherwise noted, and are unaudited. This news release contains certain non-GAAP and other financial measures, including underwriting profit (loss), operating income (loss), combined ratio, combined ratio points, float, book value per basic share, total debt to total capital ratio excluding non-insurance companies and excess (deficiency) of fair value over carrying value, that do not have a prescribed meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. See "Glossary of non-GAAP and other financial measures" in the company's Interim Report for the three and nine months ended September 30, 2022.)
Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces a net loss of $75.1 million ($3.65 net loss per diluted share after payment of preferred share dividends) in the third quarter of 2022 compared to net earnings of $462.4 million ($16.44 net earnings per diluted share after payment of preferred share dividends) in the third quarter of 2021. Book value per basic share at September 30, 2022 was $569.97 compared to $630.60 at December 31, 2021 (a decrease of 7.9% adjusted for the $10 per common share dividend paid in the first quarter of 2022).

"Our core underwriting performance in the third quarter of 2022 continued to be very strong, with growth in gross premiums written of 16.3% and net premiums written of 18.6%, primarily reflecting new business and continued incremental rate increases. Despite significant catastrophe losses of $803.3 million or 15.0 combined ratio points in the quarter, our consolidated combined ratio was 100.3% for the quarter and 96.0% for the first nine months. Our operating income for the first nine months was a record $1.6 billion reflecting increased interest and dividends, increased share of profit of associates and strong underwriting income.

"Net losses on investments of $519.1 million during the quarter were principally comprised of mark to market losses on bonds of $242.4 million due to continued rising interest rates, losses on common stocks of $154.8 million reflecting the 5% drop in the S&P 500 in the quarter and unrealized foreign exchange losses of $141.9 million. The gain on the sale of our pet insurance business to JAB of approximately $1 billion was not accounted for in the third quarter as the transaction only closed on October 31, 2022.

"With the short duration of 1.6 years on our $37 billion fixed income portfolio, our fixed income portfolio only dropped 3.1% in the first nine months, while interest and dividend income increased significantly due to rising interest rates, from a run rate of approximately $530 million annually at the end of 2021 to a current run rate of approximately $1.2 billion annually.

"We continue to focus on being soundly financed and ended the quarter with approximately $0.9 billion in cash and investments in the holding company, which does not include any proceeds from the sale of our pet insurance business which closed on October 31, 2022," said Prem Watsa, Chairman and Chief Executive Officer.
FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

The table below presents the sources of the company's net earnings (loss) in a format which the company has consistently used as it believes it assists in understanding Fairfax:

	Third quarter		First nine months
	2022	2021	2022	2021
	($ millions)
Gross premiums written	6,922.9	5,970.9	20,893.5	17,376.6
Net premiums written	5,611.2	4,746.4	16,658.9	13,421.8
Net premiums earned	5,391.9	4,439.2	15,310.9	12,184.0

Operating income - Property and casualty insurance and reinsurance:
Underwriting profit (loss)	(16.9)	(46.5)	609.2	330.4
Interest and dividends	200.5	119.0	466.6	341.2
Share of profit of associates	241.5	172.2	557.0	269.6
	425.1	244.7	1,632.8	941.2
Operating income (loss) - Life insurance and Run-off	28.3	(2.6)	71.0	(43.2)
Operating income (loss) - Non-insurance companies	125.6	25.7	160.2	(103.6)
Interest expense	(114.4)	(109.7)	(327.1)	(393.6)
Corporate overhead and other income (expense)	(19.2)	31.1	(83.8)	93.8
Net gains (losses) on investments	(519.1)	509.5	(2,281.4)	2,753.7
Pre-tax income (loss)	(73.7)	698.7	(828.3)	3,248.3
Recovery of (provision for) income taxes	(5.6)	(122.6)	12.2	(569.4)
Non-controlling interests	4.2	(113.7)	(14.9)	(209.1)
Net earnings (loss) attributable to shareholders of Fairfax	(75.1)	462.4	(831.0)	2,469.8
Highlights for the third quarter of 2022 (with comparisons to the third quarter of 2021 except as otherwise noted) include the following:
•Net premiums written by the property and casualty insurance and reinsurance operations increased 18.6% to $5,573.1 million from $4,697.6 million, while gross premiums written increased by 16.3%.
•The consolidated combined ratio of the property and casualty insurance and reinsurance operations was only marginally above 100% at 100.3%, producing an underwriting loss of $16.9 million, compared to a combined ratio of 101.1% and an underwriting loss of $46.5 million in 2021. The improved underwriting result was driven by continued growth in business volumes (net premiums earned increased by 21.9%), improved current year accident experience and prudent expense management, partially offset by increased catastrophe losses of $803.3 million or 15.0 combined ratio points (primarily related to losses on Hurricane Ian of $560.6 million or 10.5 combined ratio points, and hailstorms in France of $92.5 million or 1.7 combined ratio points), compared to catastrophe losses of $604.6 million or 13.9 combined ratio points in 2021.
•Operating income of the property and casualty insurance and reinsurance operations increased by 73.7% to $425.1 million from $244.7 million, principally due to increased interest and dividend income and share of profit of associates.
•Float of the property and casualty insurance and reinsurance operations increased by 10.3% to $28,599.0 million at September 30, 2022 from $25,936.8 million at December 31, 2021.
•Excluding the impact of Fairfax India’s performance fees to Fairfax (accruals of $4.8 million and $18.6 million in the third quarters of 2022 and 2021 respectively), which are offset upon consolidation, operating income of the non-insurance companies increased by $86.1 million to $130.4 million, primarily related to higher business volumes in the Other reporting segment and higher share of profit of associates at Fairfax India.
•Consolidated share of profit of associates of $317.7 million principally reflected share of profit of $81.1 million from Resolute, $80.2 million from Eurobank and $58.3 million from Atlas Corp.
•Interest expense of $114.4 million (inclusive of $11.3 million on leases) was comprised of $79.9 million incurred on borrowings by the holding company and the insurance and reinsurance companies and $23.2 million incurred on borrowings by the non-insurance companies (which are non-recourse to the holding company).
•At September 30, 2022 the company's insurance and reinsurance companies held portfolio investments of $49.2 billion (excluding Fairfax India's portfolio of $2.0 billion), of which approximately $8.2 billion was in cash and short term investments representing approximately 16.7% of those portfolio investments. During the third quarter of 2022 the company used existing cash and the proceeds from sales and maturities of short dated investments to purchase $7.2 billion of U.S. treasuries and Canadian government bonds, and short dated high quality corporate bonds, benefiting interest and dividend income.
•Net losses on investments of $519.1 million consisted of the following:

	Third quarter of 2022
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	265.3	(420.1)	(154.8)
Bonds	(57.4)	(185.0)	(242.4)
Other	(4.9)	(117.0)	(121.9)
	203.0	(722.1)	(519.1)

	First nine months of 2022
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	535.9	(1,301.6)	(765.7)
Bonds	(0.2)	(1,149.7)	(1,149.9)
Other	59.0	(424.8)	(365.8)
	594.7	(2,876.1)	(2,281.4)

Net losses on equity exposures of $154.8 million was primarily comprised of unrealized depreciation of common stocks, equity warrants and convertible bonds and net losses on long equity total return swaps. At September 30, 2022 the company continued to hold equity total return swaps on 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 million (Cdn$935.0 million) or approximately $372.96 (Cdn$476.03) per share, on which the company recorded $82.3 million of net losses in the third quarter of 2022 and has recorded cumulative net unrealized gains of $233.7 million since inception.
Net losses on bonds of $242.4 million included net losses on U.S. treasuries of $193.8 million and net losses of $90.0 million on corporate and other bonds (principally U.S. and other corporate bonds), partially offset by net gains on U.S. treasury bond forward contracts of $59.7 million.
Net losses on other of $121.9 million was primarily comprised of unrealized foreign exchange losses of $141.9 million, principally related to the strengthening of the U.S dollar against the company's investments denominated in the Canadian dollar, British pound, Indian rupee and euro.
•At September 30, 2022 the deficiency of fair value over carrying value of investments in non-insurance associates and consolidated non-insurance subsidiaries was $424.1 million.
•The company's total debt to total capital ratio, excluding non-insurance companies, increased to 28.3% at September 30, 2022 compared to 24.1% at December 31, 2021, principally due to the issuance on August 16, 2022 of $750.0 million principal amount of 5.625% unsecured senior notes due 2032, decreased common shareholders' equity and a decline in non-controlling interest reflecting the company's acquisition of additional common shares of Allied World from non-controlling interests.
•On September 27, 2022 the company increased its ownership interest in Allied World to 82.9% from 70.9% for total consideration of $733.5 million, inclusive of the fair value of a call option exercised and an accrued dividend paid, and recorded a loss in retained earnings of $228.1 million.
•On July 5, 2022 the company increased its interest in Grivalia Hospitality S.A. ("Grivalia Hospitality") to 78.4% from 33.5% by acquiring additional shares for cash consideration of $194.6 million (€190.0 million). The company commenced consolidating Grivalia Hospitality in the third quarter of 2022. Grivalia Hospitality acquires, develops and manages hospitality real estate in Greece, Cyprus and Panama.

•Transactions closing or closed subsequent to September 30, 2022:
◦On October 31, 2022 the company sold its interests in the Crum & Forster Pet Insurance Group and Pethealth, including all of their worldwide operations, to Independence Pet Group and certain of its affiliates, which are majority owned by JAB Holding Company ("JAB"). The company received proceeds of $1.4 billion in the form of $1.15 billion in cash and $250 million in seller debentures, and the company has a commitment to invest $200.0 million in JCP V, a JAB consumer fund. In its consolidated financial reporting in the fourth quarter of 2022, the company expects to record a pre-tax gain of approximately $1,278 million and an after-tax gain of approximately $992 million.
◦On October 31, 2022 a consortium composed of the company, the Washington Family, David Sokol, Chairman of the Board of Directors of Atlas, and Ocean Network Express Pte. Ltd., a global container, transportation and shipping company (collectively, the "Consortium"), signed a definitive agreement to acquire all of the outstanding common shares of Atlas, other than those shares owned by the Consortium, at a cash purchase price of $15.50, plus payment of all ordinary course dividends up until closing of the transaction. Pursuant to the transaction, the company would transfer its approximate 45% interest in Atlas, inclusive of the company's interest upon eventual exercise of its holdings in Atlas equity warrants, into an entity formed by the Consortium, and is not obligated to purchase any additional interest not already owned by the Consortium. The other members of the Consortium have committed to fully fund the cash component of the transaction, and the company would continue its ownership in Atlas as part of the Consortium. Closing of the transaction is expected to be completed in the first half of 2023 and is subject to receipt of shareholder and regulatory approvals and certain other customary closing conditions.
◦In June 2022, Digit Insurance and the company applied to the Insurance Regulatory and Development Authority of India ("IRDAI") for approval to convert the company's holdings in compulsory convertible preferred shares issued by Go Digit Infoworks ("Digit CCPS") into equity shares of Go Digit Infoworks ("Digit"). The IRDAI subsequently communicated that the application cannot be considered in its current form as conversion of the Digit CCPS would result in Digit (currently classified as an Indian promoter of Digit Insurance) becoming a subsidiary of the company, which is currently prohibited for Indian promoters, notwithstanding that the foreign direct investment rules have been amended to allow foreign investors to own up to 74% in an Indian insurance company. Digit, Digit Insurance and the company intend to continue to explore all avenues under applicable law to achieve the company’s majority ownership of Digit through conversion of the company’s Digit CCPS, and the company expects to report a gain of approximately $375 million when it achieves majority ownership of Digit.
◦On October 28, 2022 the company acquired all of the multiple voting shares ("MVS") and subordinate voting shares in the capital of Recipe, other than those shares owned by the company and 9,398,729 MVS owned by Cara Holdings Limited, at a cash purchase price of Cdn$20.73 per share or approximately $342 million (Cdn$466 million) in aggregate. The transaction increased the company's equity ownership in Recipe from 39.4% at September 30, 2022 to an approximate 84% beneficial ownership. The transaction was formally approved at a special meeting of shareholders of Recipe held on October 21, 2022, where 99.87% of all shareholders excluding Fairfax and Cara Holdings Limited voted in favour of the transaction. Court approval of the transaction was obtained on October 25, 2022, and the transaction closed on October 28, 2022.

◦On July 5, 2022 Domtar Corporation entered into an agreement with Resolute Forest Products Inc. to acquire all of the outstanding common shares of Resolute for a combination of cash consideration of $20.50 and a Contingent Value Right ("CVR") per Resolute common share of up to $6 per share. The CVR provides holders with the right to a share of any future softwood lumber duty deposit refunds. Closing of the transaction is subject to shareholder approval, which was received on October 31, 2022, and regulatory approvals and satisfaction of other customary closing conditions, and is expected to close in the first half of 2023. Resolute and the purchaser recently announced their intention to sell Resolute’s Thunder Bay pulp and paper mill to further facilitate the regulatory review process. Pursuant to the proposed transaction, on July 5, 2022 the company measured its investment in Resolute as held for sale and at September 30, 2022 the per share carrying value of Resolute was equal to the cash consideration of $20.50 per share, or $508 million in aggregate. Consequently, the company currently does not expect to record any gains on closing of this proposed transaction.
There were 23.6 million and 25.9 million weighted average common shares effectively outstanding during the third quarters of 2022 and 2021 respectively. At September 30, 2022 there were 23,445,778 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio information, follow and form part of this news release.
As previously announced, Fairfax will hold a conference call to discuss its third quarter 2022 results at 8:30 a.m. Eastern time on Friday November 4, 2022. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (888) 390-0867 (Canada or U.S.) or 1 (212) 547-0141 (International) with the passcode “FAIRFAX”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, November 18, 2022. The replay may be accessed at 1 (866) 452-2115 (Canada or U.S.) or 1 (203) 369-1219 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
        Vice President, Corporate Development
        (416) 367-4941

CONSOLIDATED BALANCE SHEETS
as at September 30, 2022 and December 31, 2021
(unaudited - US$ millions except per share amounts)

	September 30, 2022	December 31, 2021
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $74.7; December 31, 2021 – $111.0)	873.5	1,478.3
Insurance contract receivables	8,095.6	6,883.2

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $909.5; December 31, 2021 – $1,246.4)	8,214.8	21,799.5
Bonds (cost $28,477.9; December 31, 2021 – $13,836.3)	27,407.9	14,091.2
Preferred stocks (cost $807.2; December 31, 2021 – $576.6)	2,361.9	2,405.9
Common stocks (cost $4,955.6; December 31, 2021 – $4,717.2)	4,722.8	5,468.9
Investments in associates (fair value $5,989.0; December 31, 2021 – $5,671.9)	5,716.0	4,755.1
Derivatives and other invested assets (cost $881.3; December 31, 2021 – $888.2)	980.7	991.2
Assets pledged for derivative obligations (cost $55.0; December 31, 2021 – $119.6)	53.6	119.6
Fairfax India cash, portfolio investments and associates (fair value $3,030.8; December 31, 2021 – $3,336.4)	2,010.6	2,066.0
	51,468.3	51,697.4

Deferred premium acquisition costs	2,132.7	1,924.1
Recoverable from reinsurers (including recoverables on paid losses – $1,524.9; December 31, 2021 – $884.3)	13,193.9	12,090.5
Deferred income tax assets	619.8	522.4
Goodwill and intangible assets	5,754.5	5,928.2
Other assets	6,762.1	6,121.3
Total assets	88,900.4	86,645.4

Liabilities
Accounts payable and accrued liabilities	4,922.9	4,985.4
Derivative obligations (including at the holding company – $68.6; December 31, 2021 – $32.1)	318.5	152.9
Deferred income tax liabilities	504.4	598.8
Insurance contract payables	5,199.2	4,493.5
Insurance contract liabilities	50,839.0	47,346.5
Borrowings – holding company and insurance and reinsurance companies	6,603.8	6,129.3
Borrowings – non-insurance companies	1,811.5	1,623.7
Total liabilities	70,199.3	65,330.1

Equity
Common shareholders’ equity	13,363.3	15,049.6
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	14,698.8	16,385.1
Non-controlling interests	4,002.3	4,930.2
Total equity	18,701.1	21,315.3
	88,900.4	86,645.4

Book value per basic share	$569.97	$630.60

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2022 and 2021
(unaudited - US$ millions except per share amounts)

	Third quarter		First nine months
	2022	2021	2022	2021
Income
Gross premiums written	6,922.9	5,970.9	20,893.5	17,376.6
Net premiums written	5,611.2	4,746.4	16,658.9	13,421.8

Gross premiums earned	6,826.7	5,784.2	19,324.4	15,760.2
Premiums ceded to reinsurers	(1,434.8)	(1,345.0)	(4,013.5)	(3,576.2)
Net premiums earned	5,391.9	4,439.2	15,310.9	12,184.0
Interest and dividends	256.5	167.2	628.5	495.9
Share of profit of associates	317.7	227.3	758.4	347.0
Net gains (losses) on investments	(519.1)	374.6	(2,281.4)	2,506.8
Gain on sale and consolidation of insurance subsidiaries	—	134.9	—	246.9
Other revenue	1,397.6	1,367.2	3,913.1	3,759.0
	6,844.6	6,710.4	18,329.5	19,539.6
Expenses
Losses on claims, gross	4,925.7	4,040.1	13,079.0	10,307.0
Losses on claims, ceded to reinsurers	(1,034.2)	(877.1)	(2,910.5)	(2,206.0)
Losses on claims, net	3,891.5	3,163.0	10,168.5	8,101.0
Operating expenses	705.4	683.1	2,223.5	2,048.1
Commissions, net	892.9	724.4	2,540.3	2,008.3
Interest expense	114.4	109.7	327.1	393.6
Other expenses	1,314.1	1,331.5	3,898.4	3,740.3
	6,918.3	6,011.7	19,157.8	16,291.3
Earnings (loss) before income taxes	(73.7)	698.7	(828.3)	3,248.3
Provision for (recovery of) income taxes	5.6	122.6	(12.2)	569.4
Net earnings (loss)	(79.3)	576.1	(816.1)	2,678.9

Attributable to:
Shareholders of Fairfax	(75.1)	462.4	(831.0)	2,469.8
Non-controlling interests	(4.2)	113.7	14.9	209.1
	(79.3)	576.1	(816.1)	2,678.9

Net earnings (loss) per share	$(3.65)	$17.43	$(36.44)	$93.69
Net earnings (loss) per diluted share	$(3.65)	$16.44	$(36.44)	$88.62
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	23,578	25,900	23,722	26,002

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2022 and 2021
(unaudited - US$ millions)

	Third quarter		First nine months
	2022	2021	2022	2021

Net earnings (loss)	(79.3)	576.1	(816.1)	2,678.9

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings (loss)
Net unrealized foreign currency translation losses on foreign subsidiaries	(414.9)	(111.5)	(782.4)	(91.4)
Gains (losses) on hedge of net investment in Canadian subsidiaries	132.3	50.6	178.1	(10.3)
Gains on hedge of net investment in European operations	48.8	19.9	116.8	47.8
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	(76.2)	(16.9)	(239.8)	(74.6)
Other	2.1	—	3.1	—
	(307.9)	(57.9)	(724.2)	(128.5)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings (loss)	—	7.0	—	6.7
Net unrealized foreign currency translation gains on associates reclassified to net earnings (loss)	(1.3)	(50.7)	(1.3)	(51.3)
	(309.2)	(101.6)	(725.5)	(173.1)
Items that will not be reclassified to net earnings (loss)
Net gains (losses) on defined benefit plans	(12.2)	0.1	105.5	(2.6)
Share of net gains on defined benefit plans of associates	45.2	4.9	59.4	13.8
Other	—	—	—	13.8
	33.0	5.0	164.9	25.0

Other comprehensive income (loss), net of income taxes	(276.2)	(96.6)	(560.6)	(148.1)
Comprehensive income (loss)	(355.5)	479.5	(1,376.7)	2,530.8

Attributable to:
Shareholders of Fairfax	(253.8)	383.5	(1,167.6)	2,365.0
Non-controlling interests	(101.7)	96.0	(209.1)	165.8
	(355.5)	479.5	(1,376.7)	2,530.8

SEGMENTED INFORMATION
(unaudited - US$ millions)
Third party gross premiums written, net premiums written and combined ratios for the property and casualty insurance and reinsurance operations (excluding Life insurance and Run-off) in the third quarters and first nine months ended September 30, 2022 and 2021 were as follows:
Gross Premiums Written

	Third quarter		First nine months		% change year-over-year
	2022	2021	2022	2021	Third quarter	First nine months
Northbridge	573.3	549.7	1,707.1	1,546.2	4.3%	10.4%
Crum & Forster	1,278.7	962.3	3,434.1	2,691.5	32.9%	27.6%
Zenith National	165.2	163.2	588.9	584.1	1.2%	0.8%
North American Insurers	2,017.2	1,675.2	5,730.1	4,821.8	20.4%	18.8%

Allied World	1,524.8	1,435.3	5,065.9	4,422.6	6.2%	14.5%
Odyssey Group	1,617.6	1,269.9	4,793.8	3,807.3	27.4%	25.9%
Brit(1)	961.0	825.5	2,938.3	2,281.3	16.4%	28.8%
Global Insurers and Reinsurers	4,103.4	3,530.7	12,798.0	10,511.2	16.2%	21.8%

International Insurers and Reinsurers(2)	762.9	714.2	2,231.1	1,992.8	6.8%	12.0%

Property and casualty insurance and reinsurance	6,883.5	5,920.1	20,759.2	17,325.8	16.3%	19.8%

Net Premiums Written

	Third quarter		First nine months		% change year-over-year
	2022	2021	2022	2021	Third quarter	First nine months
Northbridge	502.1	464.2	1,529.8	1,389.4	8.2%	10.1%
Crum & Forster	1,060.0	788.0	2,810.9	2,220.5	34.5%	26.6%
Zenith National	169.7	167.3	595.3	576.4	1.4%	3.3%
North American Insurers	1,731.8	1,419.5	4,936.0	4,186.3	22.0%	17.9%

Allied World	991.4	970.4	3,521.1	3,047.4	2.2%	15.5%
Odyssey Group	1,502.9	1,138.9	4,366.8	3,320.6	32.0%	31.5%
Brit(1)	847.7	704.2	2,260.1	1,568.6	20.4%	44.1%
Global Insurers and Reinsurers	3,342.0	2,813.5	10,148.0	7,936.6	18.8%	27.9%

International Insurers and Reinsurers(2)	499.3	464.6	1,445.0	1,250.1	7.5%	15.6%

Property and casualty insurance and reinsurance	5,573.1	4,697.6	16,529.0	13,373.0	18.6%	23.6%

Combined Ratios

	Third quarter		First nine months
	2022	2021	2022	2021
Northbridge	90.3%	89.6%	88.3%	87.2%
Crum & Forster	94.7%	97.5%	94.6%	97.8%
Zenith National	93.8%	92.1%	94.5%	91.0%
North American Insurers	93.2%	94.1%	92.6%	93.3%

Allied World	90.2%	94.4%	91.5%	94.5%
Odyssey Group	107.8%	109.5%	99.1%	101.3%
Brit(1)	117.4%	118.0%	102.2%	105.3%
Global Insurers and Reinsurers	104.2%	105.8%	97.3%	99.7%

International Insurers and Reinsurers(2)	96.9%	95.7%	98.6%	96.3%

Property and casualty insurance and reinsurance	100.3%	101.1%	96.0%	97.3%
(1)    Excluding Ki Insurance, gross premiums written increased by 2.3% and 15.1% in the third quarter and first nine months of 2022 and net premiums written increased by 12.1% and 33.9% in the third quarter and first nine months of 2022. Excluding Ki Insurance, the combined ratios were 114.8% and 101.2% in the third quarter and first nine months of 2022 and 114.2% and 103.1% in the third quarter and first nine months of 2021.
(2)    Includes Singapore Re which was consolidated on June 17, 2021.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.